UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18014

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pamrapo Savings Bank, S.L.A.

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pamrapo Bancorp, Inc.

611 Avenue C

Bayonne, New Jersey 07002

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Trustees

Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Pamrapo Savings Bank, S.L.A. 401(k) Plan (“the Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As further described in Note 1, the Plan adopted Financial Accounting Standards Board staff position, FSP AAG Inv-1 and SOP 94-4-1 in 2006.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets (held at end of year) as of December 31, 2006 and reportable transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules are the responsibility of the Plan’s management. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP

Pine Brook, New Jersey

June 21, 2007

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2006	2005
Assets,

Pamrapo Bancorp, Inc. common stock	$5,911,951	$5,376,914
Asset Allocation Funds	1,138,371	791,141
Mutual Funds	980,461	573,945
Cash	8,121	27,660
Money Market Funds	73,096	13,320
Participant Loans Receivable	225,805	198,615

Total assets	8,337,805	6,981,595

Liabilities

Refundable contributions	4,187	9,979
Other liabilities	13,385	6,689

Total liabilities	17,572	16,668

Net assets available for plan benefits at fair value	8,320,233	6,964,927

Adjustments from fair value to contract value for fully benefit responsive investment contract	3,633	—

Net assets available for plan benefits	$8,323,866	$6,964,927

The accompanying notes are an integral part of these financial statements.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,
	2006	2005
Investment income (loss)
Interest	$15,008	$11,731
Dividends	233,382	231,581
Net depreciation in fair value	729,481	(714,847)
Other income	137	—

Total investment (loss) income	978,008	471,535

Contributions
Participants	331,365	339,869
Employer	78,880	149,805
Rollover	126,972	—

	537,217	489,674

Total additions	1,515,225	18,139

Benefits paid to participants	152,838	1,403,638
Administrative expense	3,448	3,698

Total deductions	156,286	1,407,336

Net decrease in assets available for plan benefits	1,358,939	(1,389,197)

Net assets available for plan benefits—Beginning of year	6,964,927	8,354,124

Net assets available for plan benefits—End of year	$8,323,866	$6,964,927

The accompanying notes are an integral part of these financial statements.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

The Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) in 2006. As described in the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The effect of adopting the FSP on the 2006 and 2005 financial statements was to increase the value of investments of $3,633 and $-0-, respectively.

Valuation of Investments

Investments are stated at fair value. Quoted market prices as of the last business day of December are used to value the Plan’s investment in common stock and mutual fund shares. The asset allocation fund shares are valued as of the last business day of December at the respective net asset values as reported by the underlying funds. The underlying assets of the Stable Value Fund include funds that hold benefit-responsive investment contracts. Under the FSP, the Plan reflects its’ investment in such assets on the statement of net assets available for benefits at fair value and as adjusted to contract value. The Plan’s investment in money market and cash accounts are stated at the contract amount which approximates fair value. Participant loans are valued at their outstanding balances, which approximates fair value.

For purposes of the Statement of Net Assets Available for Benefits, common/collective trust funds and pooled separate accounts that invest in fully benefit-responsive investment contracts are stated at contract value. As provided in the FSP, an investment contract is generally required to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Further information concerning the common/collective trust fund and pooled separate account may be obtained from its separate audited financial statements.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

1. SIGNIFICANT ACCOUNTING POLICIES (Cont’d.)

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded upon distribution and include applicable income tax withholdings.

Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board ( the “FASB”) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

2. DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan, which was established July 1, 1985, and as amended May 1, 1999, August 27, 2003 and March 28, 2005, is a voluntary defined contribution plan which covers all eligible employees who

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

2. DESCRIPTION OF THE PLAN (Cont’d)

General (Cont’d.)

have elected to participate. All employees are eligible to participate in the Plan on the January 1 or July 1 following the attainment of age 21 and completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may elect to contribute from 1% to 25% of their pretax compensation, as defined, up to limits prescribed by the Internal Revenue Service.

The Pamrapo Savings Bank, S.L.A. (“Employer Company”) contributes $.50 for each $1.00 contributed by participating employees as a matching Employer Contribution, up to a maximum of 5% of the employees’ compensation as defined. On March 28, 2006 the Employer Company’s Compensation Committee reduced the matching Employer Contribution to $.25 for each $1.00 contributed by participating employees, effective July 1, 2006. Each participant’s account is credited with the participant’s contributions and an allocation of the Employer Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Employer Company may at its option contribute a discretionary amount to the Plan each year. Such contributions are allocated based on a “Compensation/Total Compensation” ratio and invested in the participants’ discretionary account. The Employer Company’s discretionary contributions were $78,880 and $149,805 in 2006 and 2005, respectively.

Allocation of Forfeitures

At December 31, 2006 and 2005, forfeited nonvested accounts total approximately $8,000 and $28,000, respectively. Forfeitures are treated as matching contributions and applied to reduce the amount of subsequent matching contributions otherwise required to be made. Approximately $30,000 of the forfeiture funds were applied to reduce employer contributions in 2006. Employer contributions were not reduced by the forfeited nonvested accounts in 2005.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

2. DESCRIPTION OF THE PLAN (Cont’d)

Benefit Distributions

On termination of service due to death, disability, retirement, or other reasons, a participant, or designated beneficiary in event of death, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity. Participants have the option to receive their vested interest in the Employer Stock Fund in cash or in shares of common stock of Pamrapo Bancorp Inc. Participants with vested interests of $1,000 or less receive lump sum distributions.

Investment Options

Participants may direct that contributions be invested in any one, or combination, of the following investment options:

A.	Core Equity Fund. This mutual fund portfolio offered by RSI Retirement Trust seeks capital appreciation and income and invests in a broadly diversified group of high quality, large capitalization companies exhibiting sustainable growth in earnings and dividends.

B.	Emerging Growth Equity Fund. This mutual fund portfolio offered by RSI Retirement Trust, seeks capital appreciation and income by investing primarily in stocks of smaller companies with higher-than-average earnings and dividend growth potential.

C.	Value Equity Fund. This mutual portfolio offered by RSI Retirement Trust, seeks capital appreciation and income and invests heavily in out-of-favor stocks of financially sound companies that are selling at unjustifiably low market valuations based on price/earnings ratios, price-to-book ratios, etc.

D.	Actively Managed Bond Fund. This mutual fund portfolio offered by RSI Retirement Trust, invests in high quality fixed-income securities and seeks both principal appreciation and income.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

2. DESCRIPTION OF THE PLAN (Cont’d.)

Investment Options (cont’d)

E.	International Equity Fund. This mutual fund portfolio offered by RSI Retirement Trust, seeks capital appreciation and income by investing in stocks of companies headquartered in foreign countries.

F.	Asset Allocation Funds. These funds, provided by the Plan Trustee, RS Group Trust Company, are commingled investment funds that are not registered as “Investment Companies” under the Investment Company Act of 1940. The funds are comprised of three allocation portfolios that invest solely in the various equity and income series of the RSI Retirement Trust and the Stable Value fund. The following is a brief description of each of these funds:

1.	Aggressive Asset Allocation Fund—Portfolio for the investor with an “aggressive” risk profile, the majority of assets invested in equity series and to a lesser extent in income series.

2.	Moderate Asset Allocation Fund—Portfolio for the investor with a “moderate” risk profile, invested in a more balanced asset mix of equity and income series.

3.	Conservative Asset Allocation Fund—Portfolio for the investor with a “conservative” risk profile, the majority of assets in income series and to a lesser extent in equity series.

4.	Stable Value Plus Fund – Assets are invested in the Trust Advisors Stable Plus Fund that seeks to protect principal from market volatility and achieve returns comparable to short-term bond funds by investing in high quality, interest stable instruments such as insurance company guaranteed investment contracts, bank investment contracts and synthetic stable value products with a relatively predictable annual return.

G.	Employer Stock – Funds are invested in common stock of Pamrapo Bancorp, Inc., both participant directed and nonparticipant directed accounts are included. Nonparticipant directed accounts are restricted from access by participants. Note 5 summarizes such account balances and activity.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

2. DESCRIPTION OF THE PLAN (Cont’d.)

Investment Options (cont’d)

Effective June 11, 2007, the Asset Allocation, Stable Value, and the Emerging Growth Funds were discontinued and replaced by Wells Fargo Galliard Stable Return, Neuberger Berman Genesis Trust, and the Sunrise Retirement Balanced Equity, Balanced, and Diversified Income Funds. Plan assets in the Asset Allocation, Stable Value, and Emerging Growth funds were transferred to their designated replacement fund or as directed by the participant.

Earnings

Any earnings or losses of the Plan are allocated to all participants on the basis of their “Prior Account Balances” and the contributions or withdrawals for the current period.

Vesting

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his or her Employee Contribution Account. Each participant attains a vested and nonforfeitable right in the Employer Company’s matching contributions according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

3. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Retirement System Group Inc., which is the parent company of RSGroup Trust Company, the trustee as defined by the Plan, and, therefore, these transactions qualify as related party investment transactions. The Plan also owns shares of the stock of Pamrapo Bancorp, Inc. (the “Holding Co.”). Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statements of changes in

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

3. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS (Cont’d.)

net assets available for plan benefits as administrative expense. Fees for accounting and other administrative services are paid for by the Employer Company.

The Plan requires that Employer Company matching contributions are used to purchase common stock of the Holding Company (“the stock”), as well as, participants may also elect to invest in the stock. These transactions qualify as related party and party-in-interest transactions. Total purchases related to the stock at market value for 2006 and 2005 were approximately $459,000 and $545,000, respectively. Total sales related to the stock at market value for 2006 and 2005 were approximately $416,000 and $133,000, respectively. In addition, during 2006 and 2005 approximately 3,000 shares and 41,000 shares of the stock, at market values of approximately $53,000 and $1,009,000 respectively, were released in connection with the payment of benefits.

4. INVESTMENTS

Investments at fair value consist of the following: (Investments that comprise 5% or more of net assets are listed individually.)

	December 31,
	2006	2005
Pamrapo Bancorp common stock	$5,911,951	$5,376,914
* Asset Allocation Model II (Moderate) Fund	467,237	—
All other mutual funds, asset allocation funds, money market funds and cash	1,732,812	1,406,066
Participant loans receivable	225,805	198,615

Total	$8,337,805	$6,981,595

*	Investment in the Asset Allocation Modell II (Moderate) Fund is less than 5% of net assets at December 31, 2005.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

4. INVESTMENTS (Cont’d.)

During the years ended December 31, 2006 and 2005, the Plan’s investments, including investments bought, sold and held, appreciated (depreciated) in value as follows:

	2006	2005
Pamrapo Bancorp common stock	$546,158	$(788,826)
Asset Allocation Funds	96,111	38,336
Mutual Funds	87,212	35,643

	$729,481	$(714,847)

5. NONPARTICIPANT-DIRECTED INVESTMENTS

The following summarizes information about the net assets available for plan benefits and the significant components of the changes in net assets available for plan benefits relating to nonparticipant-directed investments held by the Plan:

	December 31,
	2006	2005
Net assets:
Pamrapo Bancorp, Inc. common stock	$3,382,631	$2,919,854
Cash	34,321	5,125

Total	$3,416,952	$2,924,979

	For the Years Ended December 31,
	2006	2005
Changes in net assets:
Employer contributions	$109,339	$149,805
Forfeitures	(30,459)	—

	78,880	149,805
Interest and dividends	129,476	124,750
Net (depreciation)	332,140	(493,445)
Benefits paid to participants	(48,523)	(513,543)

Total	$491,973	$(732,433)

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

6. PARTICIPANT LOANS RECEIVABLE

In accordance with the Plan, loans are available to participants. The minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of: (i) $50,000, or (ii) one-half ( 1/2) of the aggregate of the: before-tax contribution account, vested portion of matching contribution account, vested portion of discretionary employer contribution account and rollover contribution account.

Interest rates charged on participant loans range between 5.00% and 10.00%. Participant loan balances, included in investments, at December 31, 2006 and 2005, totaled approximately $226,000 and $199,000 respectively.

7. REFUNDABLE CONTRIBUTIONS

Contributions from participants are net of payments made to certain participants to return excess contributions as required to satisfy relevant nondiscrimination provisions of the Plan. The amount of excess contributions was approximately $4,187 and $9,979 for the years ended December 31, 2006 and 2005, respectively. These amounts are reflected as refundable contributions in the statements of net assets available for plan benefits.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their non-vested employer matching contributions.

9. INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter dated December 8, 2001, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRS”) and, therefore, is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

10. RISKS AND UNCERTAINTIES

The Plan holds investments in Pamrapo Bancorp, Inc. common stock, mutual fund and asset allocation fund shares whose values are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2006:

2006
Net assets available for benefits per the financial statements	$8,323,866
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,633)

Net assets available for benefits per Form 5500	$8,320,233

A reconciliation of investment income according to the financial statements consists of the following for the year ended December 31, 2006:

Investment income per the financial statements	$978,008
Adjustment from fair value to contract value for fully benefit responsive contracts	(3,633)

Investment income per the Form 5500	$974,375

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

EIN: 22-1180465

PN: 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF December 31, 2006

(a)	Identity of Issuer (b)	Description (c)	Cost (d)	Fair Value (e)
*	RSGroup Trust Company	Stable Value Plus Fund	N/A	$376,929
*	RSGroup Trust Company	Asset Allocation Model I (Conservative) Fund	N/A	17,986
*	RSGroup Trust Company	Asset Allocation Model II (Moderate) Fund	N/A	467,237
*	RSGroup Trust Company	Asset Allocation Model III (Aggressive) Fund	N/A	276,220
*	RSI Retirement Trust	Core Equity Fund	N/A	372,864
*	RSI Retirement Trust	Emerging Growth Equity Fund	N/A	41,037
*	RSI Retirement Trust	Value Equity Fund	N/A	410,583
*	RSI Retirement Trust	International Equity Fund	N/A	46,154
*	RSI Retirement Trust	Actively Managed Bond Fund	N/A	109,823
*	Pamrapo Bancorp Inc.	Common Stock (transfer restrictions)	$2,283,096	3,382,631
*	Pamrapo Bancorp Inc.	Common Stock	N/A	2,529,320
	Federated Funds	Federated Prime Value Obligations Fund	N/A	73,095
*	RSI Retirement Trust	Cash	$8,121	8,121
*	Participant loans	Interest rate range 5.00% to 10.00%, no loans due after June, 2012	—	225,805

	Total			$8,337,805

*	Party-in-interest

N/A Historical cost has not been presented as investments are participant directed.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

EIN: 22-1180465

PN: 002

SCHEDULE OF REPORTABLE (5%) TRANSACTIONS

Year Ended December 31, 2006

Party Involved (a)	Asset (b)	Number of Transactions	Purchase Price (c)	Selling Price (d)	Cost (g)	Current Value on Transaction Date (h)	Gain (i)
Series of Transactions
* Pamrapo Bancorp, Inc.	Common Stock	59	$458,988	$—	$458,988	$458,988	$—
* Pamrapo Bancorp, Inc.	Common Stock	28	—	468,602	345,640	468,602	122,962

*	Party in interest

EXHIBIT INDEX

Exhibit 23: Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAMRAPO SAVINGS BANK, S.L.A. 401(k) SAVINGS PLAN

Date: June 21, 2007	By:	/s/ William J. Campbell
William J. Campbell
Trustee

Date: June 21, 2007	By:	/s/ Kenneth D. Walter
Kenneth D. Walter
Trustee